Exhibit 99.2

Royal & Sun Alliance Insurance Group plc

Notification of Interests of Directors

Royal & Sun Alliance Insurance Group plc (the "Company") announces that the following changes to directors' interests with effect from 16 October 2003, following receipt of acceptances for new Ordinary Shares under the terms of the Rights Issue announced on 4 September 2003.

Name of Director	Name of registered holder	State whether notification relates to a connected person	Number of shares allotted	Total holding following this notification

Mr John Napier	Mr John Napier	N/A	130,000	260,000
Mr Andrew Haste	Mr Andrew Haste	N/A	25,000	50,000
Mr Julian Hance	Mrs Susan Hance	Spouse	30,227	60,454
Mr Robert Ayling	Mr Robert Ayling	N/A	545	1,090
Mr Edward Lea	Charles Stanley Nominees	N/A	6,550	13,100

Definitions used in the Royal & Sun Alliance Insurance Group plc prospectus dated 4 September 2003 shall have the same meanings when used in this announcement, unless the context requires otherwise.

Contact for queries: Caroline Webb
Telephone: 020 7569 6075

16 October 2003

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